Exhibit 99.1

Vertical Aerospace Appoints Former Airbus Commercial Aircraft CEO Fabrice Brégier as Chair as it Accelerates Commercialisation and Defence Strategy

•	Fabrice Brégier brings executive leadership experience from Airbus, Eurocopter, MBDA and Palantir Technologies to support Vertical's next phase of growth

•	Appointment follows growing momentum across Vertical's commercial, defence and autonomous aviation strategy

London, New York – September 21, 2026 – Vertical Aerospace (“Vertical” or the “Company”) [NYSE: EVTL], a global aerospace and technology company pioneering electric vertical take-off and landing (“eVTOL”) aircraft, today announced the appointment of Fabrice Brégier as Chair of its Board of Directors, effective September 21, 2026.

Mr. Brégier is one of the world's most respected aerospace and defence leaders, with more than three decades of experience spanning commercial aviation, helicopters, defence and advanced technology. He served as Chief Executive Officer of Airbus Commercial Aircraft from 2012 to 2016 and as Chief Operating Officer of Airbus Group and President of Airbus Commercial Aircraft from 2017 to 2018, having previously served as Chief Operating Officer of Airbus from 2006 to 2012, where he led the development of the A350 programme and the operational turnaround of Airbus. Before that, he was President & CEO of Eurocopter (now Airbus Helicopters), overseeing its civil and military businesses.

Earlier in his career, Mr. Brégier served as Chief Executive Officer of Matra BAe Dynamics and subsequently MBDA, overseeing complex multinational defence programmes and the integration of Europe's leading missile businesses. More recently, he served as President of Palantir Technologies France from 2018 to 2024, bringing experience at the intersection of defence, data and AI.

Mr. Brégier is a non-executive director of Safran SA, a global aerospace, defence and aircraft-equipment technology group, ENGIE SA, a global low-carbon energy and energy-services company leading the energy transition and non-executive Chair of SCOR SE, a global provider of reinsurance and insurance solutions.

His appointment comes as Vertical enters its next phase of development, focused on certification and commercialisation of the all-electric Valo aircraft while expanding the potential of its aircraft platform across hybrid-electric, autonomous and defence applications, including its collaboration with Near Earth Autonomy and the UK Ministry of Defence's confirmed interest in Vertical's hybrid-electric and autonomous capabilities.

Stuart Simpson, Chief Executive Officer of Vertical Aerospace, said:

“We have proven our technology in flight and are now focused on turning that progress into a certified aircraft and a scaled global aerospace business. Few executives have Fabrice's breadth of experience across the areas that matter most to our future. He has led Airbus and Eurocopter, delivered the A350 and led the integration of Europe's missile businesses at MBDA, and worked at the forefront of AI and advanced technology with Palantir.

“That experience is particularly relevant as the opportunities for Vertical expand. Alongside certification and commercialisation of Valo, we are developing hybrid-electric and autonomous capabilities, seeing growing interest from defence customers, and building the charging and airspace ecosystem needed to operate electric aircraft at scale. Fabrice's experience will be enormously valuable as we turn those opportunities into a global aerospace business.

“I also want to thank Ben Story, who has led the Board as interim Chair since May and who continues as a member of the Board.”

Incoming Chair, Fabrice Brégier, said:

“Vertical has reached an exciting point in its journey. The progress the team has made in flight testing demonstrates the maturity of its technology, while its work in hybrid-electric flight, autonomy and defence shows the much broader potential of the platform.

“I have spent much of my career bringing complex aerospace technologies to market, scaling aircraft programmes and building international businesses around them. In my view, Vertical combines exceptional talent, the best product and the most robust strategy to create a category-defining aviation business. I look forward to working with Stuart, the Board and the wider Vertical team as the Company moves towards certification and commercialisation.”

Ben Story, Interim Chair, said:

“Fabrice is one of the most accomplished aerospace leaders of his generation. His firsthand experience leading a global OEM through complex aircraft programmes, industrial transformations and international growth will be highly valuable to Vertical as the Company executes the next phase of development.”

Upon Mr. Brégier's appointment, Ben Story will remain a member of the Board following the conclusion of his role as Interim Chair.

Vertical's recent developments include:

•	Expanded its defence and autonomy strategy through its collaboration with Near Earth Autonomy, a proven provider of autonomous flight systems, supporting Valo's common platform strategy across commercial and defence markets.

•	Advanced its hybrid aircraft programme, including integration testing of its next-generation propulsion system, alongside confirmed UK Ministry of Defence interest in Vertical's hybrid-electric and autonomous capabilities.

•	Progressed its battery and charging capabilities, continuing investment in Vertical's proprietary battery technology and launching the UK Government-backed ECLiPSE programme to develop next-generation charging and thermal-management technologies, supporting the electric aviation market and Vertical's recurring battery revenue opportunity.

•	Advanced plans for commercial operations and airspace integration by joining Honeywell Aerospace-led Project VERTI-GO - Europe's equivalent of the FAA's eVTOL Integration Pilot Program (eIPP) - while continuing engagement with six regulators across key international markets.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including Honeywell Aerospace, Syensqo and Sonaca, with its own proprietary battery and propeller technology to develop the world's most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical's experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the anticipated Board changes, the design and manufacture of our aircraft and the hybrid-electric variant, certification and the commercialization of our aircraft and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, the features and capabilities of the aircraft, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircraft on timelines projected, completion of the piloted test programme phases, selection of suppliers, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in Vertical's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 24, 2026, as such factors may be updated from time to time in Vertical's other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Vertical disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

For more information:

Vertical Aerospace Media:

Justin Bates, Head of Communications

justin.bates@vertical-aerospace.com

+44 7878 357 463

Vertical Aerospace Investor Relations:

Gillian Levine, Investor Relations Lead

gillian.levine@vertical-aerospace.com

+1 248 470 8732